

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Anna Paglia
Chief Executive Officer
Invesco CurrencyShares Canadian Dollar Trust
3500 Lacey Road, Ste. 700
Downers Grove, IL 60515

> **Re: Invesco CurrencyShares Canadian Dollar Trust**
> **Registration Statement on Form S-3**
> **Filed June 30, 2021**
> **File No. 333-257549**

Dear Ms. Paglia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Trevor Currie, Esq.